UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ORGENESIS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

68619K204
(CUSIP Number)

copy to: Hugues Bultot Avenue de l’Horizon 24, 1150 Woluwe Saint Pierre, Belgium Tel: +32475785558
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68619K 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hugues Bultot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
656,426(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
656,426(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
656,426 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.61%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO
(1)	Consists of 593,925 shares held directly and 62,501 stock options held directly. Hugues Bultot has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these shares.
(2)
Calculated based on 9,935,135 shares of common stock, being the sum of 9,872,634 shares issued and outstanding as of December 4, 2017 and 62,501 shares issuable upon exercise of stock options held by Mr. Bultot.

Item 1.  Security and Issuer
This Statement relates to shares of common stock with $0.001 par value per share of Orgenesis Inc. (the “Issuer”), a corporation existing under the laws of the State of Nevada.
Item 2.  Identity and Background
(a)	Name:
Hugues Bultot
(b)	Residence or business address:
Hugues Bultot – Avenue de l’Horizon 24, 1150, Woluwe Saint Pierre, Belgium
(c)	Mr. Bultot is a director of the Issuer and a citizen of Belgium.
(d)	Mr. Bultot has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Bultot has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
The following disclosure does not reflect a reverse stock split of the Issuer’s common stock at a ratio of 1-for-12, effective as of November 13, 2017.
On June 18, 2015, the Issuer granted 250,000 stock options to Mr. Hugues Bultot exercisable at a price of $0.53 until June 18, 2020.
On December 9, 2016, the Issuer granted 500,000 stock options to Mr. Bultot exercisable at a price of $0.40 until December 9, 2026, which stock options vest quarterly  over two years.
On January 16, 2017, as a result of the termination of the Masthercell SA’s convertible note without conversion, the number of shares of common stock of the Issuer received by Mr. Bultot as consideration for the purchase of Masthercell SA by the Issuer was reduced by 376,115 shares (from 5,050,454 shares to 4,674,339 shares).
Under a private agreement Mr. Bultot had an option to purchase 2,650,108 shares of common stock of the Issuer from the Universite Libre de Bruxelles. On January 16, 2017, as a result of the termination of the Masthercell SA’s convertible note without conversion, the number of shares purchasable under the option was reduced by 197,357 shares (from 2,650,108 shares to 2,452,751 shares). On November 17, 2017, Mr. Bultot exercised the option to purchase 2,452,751 shares of common stock of the Issuer at an exercise price of $0.1454 per share from the Universite Libre de Bruxelles.
Item 4.  Purpose of Transaction
The Reporting Persons acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by Hughes Bultot is 656,426 shares, or approximately 6.61% of outstanding common stock of the Issuer (Calculated based on 9,935,135 shares of common stock, being the sum of 9,872,634 shares issued and outstanding as of December 4, 2017 and 62,501 shares issuable upon exercise of stock options held by Mr. Bultot).

(b)	Hughes Bultot has the sole power to vote or direct the vote, and to dispose or direct the disposition 656,426 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
10.1
Share Exchange Agreement dated November 3, 2014 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on November 10, 2014)

10.2
Addendum to Share Exchange Agreement dated March 2, 2015 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

10.3
Escrow Agreement dated February 27, 2015 with the shareholders of MasTHerCell SA and Cell Therapy Holding SA and bondholders of MaSTherCell SA and Securities Transfer Corporation (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

Signature
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 6, 2017	Signature /s/ Hugues Bultot
Hugues Bultot

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).